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                               January 7, 2021

       Doug Atkin
       Executive Co-Chairman
       Z-Work Acquisition Corp.
       575 Fifth Avenue
       15th Floor
       New York, NY 10017

                                                        Re: Z-Work Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
11, 2020
                                                            CIK No. 0001828438

       Dear Mr. Atkin:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Confidential Registration Statement on Form S-1

       Cover Page

   1.                                                   Please clearly disclose
here and in the Summary that you may pursue business
                                                        combination
opportunities in any industry or sector
       The Offering
       Founder shares, page 15

   2. We note that the anchor investor will purchase memberships interests in the sponsor, and that in the event that
the anchor investor acquires your securities, including public shares, in the offering or
afterwards and votes its public shares in favor of, or against, the initial
 Doug Atkin
Z-Work Acquisition Corp.
January 7, 2021
Page 2
      business combination, a smaller, or larger, portion, respectively, of affirmative votes from other public shareholders would be required to approve the initial business combination.
      Please revise to state the amount of votes that would be required from other public shareholders under those circumstances. In addition, please file the agreement between the sponsor and the anchor investor as an exhibit to the registration statement, or explain why you do not believe you are required to do so.
Note 6 - Commitments and Contingencies
Expression of Interest, page F-13

3. You disclose here and throughout the filing that the anchor investor has expressed an interest in purchasing 9.9% of the units to be sold in the offering, or a total of 19.8 million units. Considering 19.8 million units would represent 99% of the 20 million units to be sold in the offering, please revise your disclosures as appropriate.
        You may contact Beverly Singleton at (202) 551-3328 or Andrew Blume at
(202) 551-
3254 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Erin Purnell at
(202) 551-3454 with
any other questions.



                                                              Sincerely,
FirstName LastNameDoug Atkin
                                                              Division of
Corporation Finance
Comapany NameZ-Work Acquisition Corp.
                                                              Office of
Manufacturing
January 7, 2021 Page 2
cc:       Richard Baumann
FirstName LastName